BY EDGAR SUBMISSION

October 29, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Attention:                                         Robert W. Errett
Staff Attorney

Re:                                                                               Staples, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 2, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010
File No. 000-17586

Ladies and Gentlemen:

Enclosed please find our response to the comment regarding the above referenced filings contained in a letter from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated October 18, 2010.

Our response is set forth below.  Your comment is in bold and our response and supplemental information are in regular or italicized type.

Definitive Proxy Statement on Schedule 14A

1.                                      We note your response to comment six from our letter dated September 22, 2010.  Please provide a more robust discussion as to why disclosure of the return on net asset dollars component used to calculate Messrs. Doody and Parneros annual performance bonus would cause you competitive harm.  Please refer to Question 118.04 of Compliance Disclosure and Interpretations of Regulation S-K.  Also, neither the quantitative nor qualitative disclosure you provided seems to convey how difficult it will be for the executive or how likely it will be for the registrant to achieve the target.  Instead your proposed disclosure seems to indicate the possible awards and actual payouts, which provides a historical view of past payouts, but it does not provide much insight as to how difficult it was to achieve the current business level return on net asset target.

Securities and Exchange Commission

October 29, 2010

Please discuss in greater detail how difficult it was to achieve the business level return on net asset target.

Response:  While we have concluded we can disclose Mr. Doody’s segment based return on net asset dollar goal in future filings without incurring significant competitive harm, as discussed and illustrated below, disclosure of Mr. Parneros’ non-segment based return on net asset dollar goal, would cause us significant competitive harm.

Background

As described in more detail in the Business Section of our Form 10-K for the fiscal year ended January 30, 2010 (“Form 10-K”) under the heading “Competition” and in the Risk Factors section of our Form 10-K under the heading “Our market is highly competitive and we may not be able to compete successfully,” the office products market in which we compete is highly competitive. We disclose information in our public filings about our three business segments: North American Retail, North American Delivery and International Operations.  Using the segment information available in our public filings, a competitor could calculate a reasonable approximation of return on net assets for each of our three segments.

Mr. Doody’s RONA Target

Since the bonus plan for Mr. Doody is based on a return on net asset dollar target for the full North American Delivery business, it can be calculated with reasonable precision from data that is available in our publicly filed documents. Accordingly, we will in the future disclose the return on net asset dollar target for Mr. Doody to the extent it is based on performance of a full segment of our business.  The return on net asset dollar performance objective for Mr. Doody under the Executive Officer Incentive Plan during our 2009 fiscal year was $285 million for North American Delivery, which after adjusting for Corporate Express goodwill was set for plan purposes at $117 million.

Mr. Parneros’ RONA Target

In contrast, the bonus plan for Mr. Parneros is based on a return on net asset dollar target solely related to our U.S. retail business and not the entire business segment of North American Retail, which is composed of operations in both the U.S.

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October 29, 2010

and Canada.  While we publicly disclose certain information about the break down between U.S. and Canada on a sales and asset basis (see p. C-38 of our Notes to Consolidated Financial Statements filed with our Form 10-K), this information is not required to be identified by segment.  We do not disclose (a) information about the break down between U.S. and Canada on a sales and asset basis by segment or (b) any separate profitability metrics about our U.S. and Canadian retail businesses because we believe the information is highly sensitive and strategic to our business and growth plans and could result in significant competitive harm to us.  As illustrated below, disclosure of Mr. Parneros’ U.S. performance target would enable a competitor to calculate a return on net asset dollar amount for our Canadian retail business as well, thereby giving them confidential competitive information about our U.S. and Canadian profitability and capital structure, which is confidential competitive information not otherwise required to be publicly disclosed.  While providing a U.S. return on net asset dollar target for any one year is a competitive concern, as our below hypothetical example illustrates, the inclusion of this data on a recurring basis leads to an even more significant competitive harm.  The trends indicated in the year over year data would enable our competitors to track trends of how our geographies, assets and per store sales are performing, where we are focusing our growth initiatives and other strategic information that would provide valuable insight into our business.  As we previously stated, we believe this information would aid our competitors in making decisions about how to allocate their own resources, based on our trends and our past and projected successes or failures.

Below is an overview of the amounts that are currently disclosed in our public filings and those that the Staff has proposed we disclose.  Using this overview, we demonstrate how a competitor could use this information to gain competitive insight into our business.

	Total North American Retail	U.S.	Canada
Sales	Disclosed	(1)	Disclosed
Business unit income	Disclosed	(1)	(1)
Total assets	Disclosed	(2)	(2)
Capital charge (11.7% of assets)	(1)	(2)	(2)
Return on net asset dollars (“RONA $”)	(1)	Proposed Additional Disclosure	(2)

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October 29, 2010

(1)          Amount can be derived with reasonable precision from publicly available information.

(2)          Amount could be derived with reasonable precision if we disclosed U.S. RONA $.

Using the methodology outlined above, hypothetically assume we reported the following information for fiscal years 20IX, 20IY and 20IZ:

	20IX	20IY	20IZ
Existing disclosure:
Total North American Retail sales	$2,000,000	$3,000,000	$4,000,000
Total Canada sales	$500,000	$800,000	$1,250,000
Total North American retail assets	$500,000	$750,000	$1,000,000
Total business unit income as a % of sales	30%	30%	30%
Total U.S. stores	180	210	220
Total Canadian stores	40	45	50

Proposed additional disclosure:
U.S. RONA $	$250,000	$350,000	$420,000

Additional information that can be derived from publicly available information:
Sales per Canadian store	$12,500	$17,778	$25,000
Sales per U.S. store	$8,333	$10,476	$12,500

Information that could be derived as a result of proposed additional disclosure:
Calculated Canada RONA $	$66,500	$124,750	$213,000
Calculated Canadian assets	$232,906	$215,812	$182,692
Calculated U.S. assets	$267,094	$534,188	$817,308
Calculated assets per store (Canada)	$5,823	$4,796	$3,654
Calculated assets per store (U.S.)	$1,484	$2,544	$3,715

From the “Information that could be derived as a result of proposed additional disclosure” presented above in this hypothetical example, a competitor could gain insight into how we have managed our asset base in the U.S. and Canada over time.  A competitor could benchmark our U.S. and Canadian operations against each other to understand which geography was

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October 29, 2010

more profitable and whether it was sales or asset management that was driving profitability.  In short, they could better understand what was driving our decisions about how to strengthen our business.  From the hypothetical example above, a competitor would see that we have reduced our investment in Canadian assets (in the aggregate and on a per store basis), while increasing our U.S. asset base.  A competitor could combine this information with per store sales metrics, which already can be derived from publicly available information, to gain insight into what appears to be a dramatic improvement in asset productivity in Canada (i.e., this hypothetical data shows that over the three year period, Canada’s asset base has declined while sales per store have increased significantly).  This combination of metrics would suggest to a competitor that we are focused on minimizing our investment in working capital by minimizing and rapidly turning inventory and accounts receivable, without sacrificing sales.  This information could lead to a more detailed analysis of our stores to analyze operational initiatives such as customer payment options, product offerings and vendor selection.  As a result, we would be providing competitors with insights on where to focus their efforts to make similar improvements within their own structure.  Accordingly, we believe that disclosing the U.S. retail return on net asset dollars target for Mr. Parneros could cause us substantial competitive harm.

The Company’s position is consistent with established case law.  As the federal courts have interpreted the Freedom of Information Act (“FOIA”) and under Exemption 4 of FOIA, 5 U.S.C. § 552(b)(4)(2000) (“Exemption 4”), commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained.  Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)).  For Exemption 4 to apply, each of the following three tests must be satisfied: (i) the information for which an exemption is sought must be commercial or financial in character; (ii) such information must be obtained from a person, which includes a corporation; and (iii) such information must be privileged or confidential.  Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).  The Company submits that the disclosure of the U.S. return on net asset dollar target constitutes confidential, financial information obtained from a person under Exemption 4, and that disclosure of the target will cause substantial harm to the competitive position of the Company.  The court in Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979) held that “in order to show the likelihood of substantial competitive harm, it is not necessary to show actual

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competitive harm.  Actual competition and the likelihood of substantial competitive injury is all that need to be shown.” Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 at 530 (D.C. Cir. 1979) (citing National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).  For the reasons stated below, the Company believes that the U.S. return on net asset dollar target is protected from disclosure because it meets the test of confidentiality stated in Critical Mass and Morton.

With respect to the Staff’s comment about our qualitative guidance related to the level of difficulty associated with achieving any return on net asset dollar performance goals that are not disclosed for competitive harm reasons, we plan in future filings to explain the level of difficulty of the goals that were set, similar to what we did in our Definitive Proxy Statement on Schedule 14A filed April 28, 2008.  Below is disclosure that is representative of what we plan to provide in future filings. This disclosure incorporates in part the above information regarding Mr. Doody and the information that is currently reported on pages 46-47 of our Definitive Proxy Statement on Schedule 14A filed April 26, 2010.

The return on net asset dollar performance goals under the Executive Officer Incentive Plan during our 20xx fiscal year are business unit specific for Messrs. Doody and Parneros, and the goals were based on our financial plan for our 20xx fiscal year.  Mr. Doody’s goal was $xxx million for North American Delivery, which after adjusting for Corporate Express goodwill was set for plan purposes at $yyy million.  Mr. Parneros’ return on net asset dollar goal (which related to the U.S. portion of our North American Retail segment) is not disclosed because it would cause us competitive harm.  The undisclosed return on net asset dollar goal was set at a level of difficulty to achieve comparable to that of the return on net asset dollar goals for other executives which are disclosed above.  The Compensation Committee believed that all of the return on net asset dollar goals were set at a level that would be challenging to achieve given the uncertain economy.  In addition, the goals were all in line with our financial plan (so that achievement of plan would result in a payout at target) and provided for no payout unless we achieved at least x% of our performance goal and a maximum payout equivalent to twice the target award if we achieved xx% of our goal.  During the past three years, the undisclosed return on net asset dollar goal has been achieved at the target level on x occassions; above the target level on y occassions and below the target level on z occassions.

Securities and Exchange Commission

October 29, 2010

If you have any questions with regard to this response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-8321.

Sincerely,

/s/ Kristin Campbell
Kristin Campbell
Senior Vice President & General Counsel

cc:                                 Ronald L. Sargent
John J. Mahoney
Christine T. Komola
Mark G. Borden, Esq.